Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, TX 77380
Telephone: 281-397-3699

June 1, 2023

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer O’Brien, Staff Accountant
Shannon Buskirk, Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation

Re:	Ring Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K filed May 4, 2023
File No. 001-36057

Ladies and Gentlemen:

Set forth below is the response of Ring Energy, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 16, 2023 with respect to the Form 10-K and Form 8-K referenced above. For your convenience, the text of each Staff comment is set forth below in bold followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2022

Proved Undeveloped Reserves, page 38

Comment 1.    Your disclosure of the changes in proved undeveloped reserves during 2022, other than volumes converted, states the increase was primarily attributable to the Stronghold Acquisition. Your explanation does not appear to address the additional factors identified in the change in your total proved reserves, including but not limited to removal of the Company’s Delaware basin proved undeveloped reserves, which may also have an effect on proved undeveloped reserves. Please expand your disclosure to identify and quantify the volumes of proved undeveloped reserves associated with each contributing change factor separately, including offsetting factors, so the entire change volume is fully explained. This comment also applies to the explanation of the changes in proved undeveloped reserves provided on page F-39 to the extent that you include an explanation under the section “Supplemental Information on Oil and Natural Gas Producing Activities." Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

    Response: The Stronghold Energy acquisition accounted for 96% of the change when excluding volumes converted from this category to the “PDP” category. The Company believes the other changes were individually and in the aggregate not material. However, the Company will provide more detail in future disclosures regarding changes to proved undeveloped reserves in sufficient detail to tie out all of the percentage changes to the nearest percent.

Comment 2.    We note the disclosure on page 39 indicating that you expect all currently scheduled PUD locations to be drilled over the next five years beginning in 2023. Please expand your disclosure to clarify, if true, that the proved undeveloped reserves as of December 31, 2022 are part of a development plan adopted by management including approval by the Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure as proved reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules.

    Response: The Company confirms that it plans to drill all scheduled PUD locations within the next five years and within the five years following the initial disclosure of the PUDs as proved reserves. All PUDs are tracked with respect to the year the reserves were initially booked to verify compliance. The PUD schedule of the Company is reviewed and approved by management as part of its reserves control process and the schedule is also reviewed by its independent petroleum engineers. An example of disclosure would include the listed factors, if applicable, that are described above in the comment. The Company will expand its future disclosures to clarify that the PUDs are part of a development plan adopted by management, including approval by the board of the directors of the Company, if approval is required, that results in converting the Company’s proved undeveloped reserves to developed status within five years of initial disclosure as proved reserves.

Comment 3.    If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years of your initial disclosure of these reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

    Response: The Company confirms that there are no proved undeveloped reserves that are not scheduled to be developed in five years of initial disclosure of such reserves. It will confirm this specifically in future disclosures.

Acreage, page 40

Comment 4.    Please expand your disclosure of developed and undeveloped acreage to additionally include the figures relating to acreage in which you hold royalty and overriding royalty interests. Refer to Items 1208(a) and 1208(b) of Regulation S-K.

    Response: The royalty acres are an extremely small part of the Company’s acreage and future disclosures will not refer to overriding royalty acreage in the event such holdings continue to be such an extremely small part of the Company’s acreage. If required, the Company’s future disclosures will set forth the acreage in gross and net acres and otherwise will comply with Regulation S-K.

Exhibits and Financial Statement Schedules

Exhibit Number 99.1 Reserve Report of Cawley, Gillespie & Associates, Inc., page 66

Comment 5.    We note the reserves report incorporates an “as of date” of January 1, 2023 rather than an “as of date” of December 31, 2022 as utilized throughout your filing on Form 10-K. Please note SEC reserve evaluations, based on historical average prices and costs, provide an estimate of reserves using an effective date as of the end of a time period or "as of fiscal year-end," e.g. as of December 31, 2022. Please revise the disclosures throughout reserves report to use an appropriate "as of date.” Refer to the disclosure requirements in Items 1202(a)(8)(ii) and 1202(a) of Regulation S-K.

    Response: This comment was discussed with the Company’s independent petroleum engineer, Cawley, Gillespie & Associates, Inc. The January 1 date format was kept consistent with prior year’s annual filings (dating back to 2015) and while the Company believes it has no effect on value or reserves estimates, an “as of” date of December 31 will be provided and used by the Company in future disclosures.

Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)

Reserves Quantities Information, page F-37

Comment 6.    We note your explanation of the change in total proved reserves due to “Revisions of Previous Quantity Estimates” appears to combine changes from separate and unrelated causes, e.g., the result of converting from reporting reserves in two-streams (oil and gas) to three-streams (oil, NGLs, and gas), the removal of the Company’s Delaware basin proved undeveloped reserves, well performance, increased cost from 2022 industry activity, and increased commodity pricing. Expand your disclosure to identify and quantify the volumes of total proved reserves associated with each contributing change factor separately, including offsetting factors, so the entire change volume is fully explained. This comment also applies to the explanation of the change in total proved reserves due to revisions provided on page 35 to the extent that you include an explanation under the Properties section and to the disclosure of significant changes in total proved reserves for each line item shown in the reserves reconciliation, other than production, and for each of the periods presented, e.g. the periods ending December 31, 2022 and 2021, as applicable. Refer to the disclosure requirements in FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K.

    Response: Of the 138,122 MBOE total proved reserves as reported at year end 2022, the revisions of previous quantity estimates of 1,186 MBOE were less than 1%. The Company provided only a descriptive outline of the factors included in revision because of these small changes. However, in future disclosures, a quantitative description of the components of the changes will be provided in compliance with Regulation S-K. Example disclosure would include a breakdown of the relevant revisions, which could include revisions due to price, technical revisions (which are referred to by some as performance revisions but also include revisions due to changes in ownership and other administrative changes), additions and subtractions, acquisitions, and sale of minerals in place.

Comment 7.    We note the proved reserves reconciliations for 2022 and 2021 disclosed on pages F-38 and F-39 do not include a column for total barrel of oil equivalent (Boe); however, the explanations of the individual line item volumes are provided in Boe amounts. For better correlation, expand these reconciliations to include a Boe column similar to those disclosed on page 35, or revise the volume amounts provided in the explanations.

    Response: In future disclosures, the Company will add a “Boe” column in the financial statement presentation to be consistent with and correlate to the disclosure under “Reserve Quantity Information” in the body of a Form 10-K.

Standardized Measure of Discounted Future Net Cash Flows, page F-39

Comment 8.    Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. Refer to FASB ASC 932-235-50-36. If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2022, 2021 and 2020, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure.

    Response: The Company confirms that the future cash flows disclosed in the referenced 10-K take into account the estimated abandonment costs for the Company’s proved properties. The reserve report included as an exhibit to the 10-K indicates this fact. In future disclosures, the Company will provide specific disclosure in the body of 10-K to such effect.

Form 8-K filed May 4, 2023

Exhibit 99.1

First Quarter 2023 Highlights and Recent Key Items, page 1

Comment 9.    We note your disclosure of a Leverage Ratio and footnote 2 indicating that the amount is based on annualized third and fourth quarter 2022 and first quarter 2023 EBITDA adjusted for the pro-forma effects of the Stronghold Transaction. Based on the manner in which this ratio is calculated, please tell us how you considered whether this Leverage Ratio is a non-GAAP measure. If this is a non-GAAP measure, it appears necessary to provide disclosure consistent with Item 10(e) of Regulation S-K. In addition, please consider Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations and the example regarding the presentation of a ratio without also presenting the ratio calculated using the most directly comparable GAAP measure with equal or greater prominence.

    Response: The Company considers the measure to be a key performance indicator, calculated based on trailing twelve-month GAAP financial figures, except for the pro-forma effects of the Stronghold Transaction. In subsequent earnings releases, the Company will include a table showing the calculation of the Leverage Ratio, which is set forth in its Second Amended and Restated Credit Agreement dated as of August 31, 2022, as follows:

“‘Leverage Ratio’ shall mean, as of any date, the ratio of (i) Consolidated Total Debt as of such date to (ii) Consolidated EBITDAX for the four (4) consecutive Fiscal Quarters ending on or immediately prior to such date for which financial statements are required to have been delivered under this Agreement; provided that for the purposes of the definition of ‘Leverage Ratio’, (a) for the Fiscal Quarter ending September 30, 2022, Consolidated EBITDAX will be calculated by multiplying Consolidated EBITDAX for such Fiscal Quarter by four (4), (b) for the Fiscal Quarter ending December 31, 2022, Consolidated EBITDAX will be calculated by multiplying Consolidated EBITDAX for the two (2) Fiscal Quarter period ending on December 31, 2022 by two (2), (c) for the Fiscal Quarter ending March 31, 2023, Consolidated EBITDAX will be calculated by multiplying Consolidated EBITDAX for the three (3) Fiscal Quarter period ending on March 31, 2023 by four-thirds (4/3), and (d) for each Fiscal Quarter thereafter, Consolidated EBITDAX will be calculated by adding Consolidated EBITDAX for the four (4) consecutive Fiscal Quarters ending on such date.”

“‘Consolidated EBITDAX’ shall mean, for the Borrower and its Subsidiaries for any period, an amount equal to the sum of (i) Consolidated Net Income for such period plus (ii) to the extent deducted in determining Consolidated Net Income for such period, and without duplication, (A) Consolidated Interest Expense, (B) income tax expense determined on a consolidated basis in accordance with GAAP, (C) depreciation, depletion and amortization determined on a consolidated basis in accordance with GAAP, (D) exploration expenses determined on a consolidated basis in accordance with GAAP, and (E) all other non-cash charges acceptable to the Administrative Agent determined on a consolidated basis in accordance with GAAP, in each case for such period minus (iii) all noncash income added to Consolidated Net Income for such period; provided that, for purposes of calculating compliance with the financial covenants set forth in Article VI, to the extent that during such period any Loan Party shall have consummated an Acquisition permitted by this Agreement or any sale, transfer or other disposition of any Person, business, property or assets permitted by this Agreement, Consolidated EBITDAX shall be calculated on a Pro Forma Basis with respect to such Person, business, property or assets so acquired or disposed of.”

Set forth below is the leverage ratio calculation for the Company’s most recent fiscal quarter and it is in the format the Company intends to use in future releases.

	(Unaudited)
EBITDAX Calculation:	Q3 2022	Q4 2022	Q1 2023	Annualized LQA

Consolidated Net Income (Loss)	75,085,891	14,492,669	32,715,779	163,059,119
Plus: Consolidated Interest Expense	7,021,381	9,468,688	10,390,279	35,840,464
Plus: income tax expense	4,315,783	2,541,980	2,029,943	11,850,275
Plus: depreciation, depletion and amortization	14,324,502	20,885,774	21,271,671	75,309,263
Plus: non-cash charges acceptable to Administrative Agent	(45,926,132)	7,962,406	(7,823,887)	(61,050,151)
Consolidated EBITDAX	54,821,425	55,351,517	58,583,785	225,008,969
Plus: Pro Forma Acquired EBITDAX	22,486,182			29,981,576
Pro Forma Adjusted EBITDAX	77,307,607	55,351,517	58,583,785	254,990,545

Non-cash charges acceptable to Administrative Agent:
Asset retirement obligation accretion	243,140	365,747	365,847
Unrealized loss (gain) on derivative	(47,712,305)	5,398,615	(10,133,430)
Share-based compensation	1,543,033	2,198,044	1,943,696
Total non-cash charges acceptable to Administrative Agent	(45,926,132)	7,962,406	(7,823,887)

Leverage Ratio Covenant

Consolidated Total Debt	422,000,000
Pro Forma Adjusted EBITDAX	254,990,545
Leverage Ratio	1.65

Financial Overview

General and Administrative Expenses (“G&A”), page 5

Comment 10.    We note your discussion of G&A, excluding non-cash share-based compensation and G&A, excluding transaction costs and non-cash share-based compensation, in narrative form, without a quantification of the amount excluded for non-cash share-based compensation. Please tell us how you considered Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations. To this end, an example of disclosure that would cause undue prominence of the non-GAAP measure includes: Providing discussion and analysis of a non-GAAP measure without a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence.

    Response: While the discussion of G&A did not include a reconciliation of G&A to G&A excluding non-cash share-based compensation and transaction costs, this can be readily computed using the tables at the end of the earnings release. General and administrative expense (G&A) is shown on the Condensed Statements of Operations on page 11, share-based compensation is shown on the Condensed Statements of Cash Flows on page 15, and transaction costs are provided on the reconciliation on page 17. In subsequent earnings releases, the Company will include a reconciliation specific to the items. Further, the Company will first provide a discussion of the GAAP measure of G&A before providing detail on the non-GAAP measure.

Set forth below is the reconciliation for the Company’s most recently issued earnings release and it is in the format the Company intends to use in future releases.

	(Unaudited)
	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
General and administrative expense	7,130,139	8,346,896	5,522,277
Share-based compensation	1,943,696	2,198,043	1,521,910
General and administrative expense excluding share-based compensation	5,186,443	6,148,853	4,000,367
Transaction costs - Stronghold Acquisition	—	993,027	—
General and administrative expense excluding share-based compensation and transaction costs	5,186,443	5,155,826	4,000,367

Non-GAAP Information

Reconciliation of Net Income (Loss) to Adjusted Net Income, page 17

Comment 11.    Please disclose how Adjusted Net Income is useful to investors and the additional purposes, if any, that management uses this non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

    Response: The Company believes that the presentation of Adjusted Net Income (Loss) provides useful information to investors as it is one of the metrics management uses to assess the Company’s ongoing operating and financial performance. Adjusted Net Income (Loss) removes the effect of certain activities and transactions such as share-based compensation, unrealized gains and losses on changes in the fair value of derivatives, and transaction costs, which are not part of the Company’s core operations but impact the comparability of Net Income period-to-period. We believe that the Company’s calculation of Adjusted Net Income provides a useful metric for investors to compare our results with our peers. In subsequent earnings releases, the Company will include a statement disclosing the usefulness of Adjusted Net Income to our investors.

Comment 12.    Please provide a reconciliation of the per share Adjusted Net Income to per share GAAP Net Income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This

comment also applies to your reconciliation of Adjusted EBITDA per share as presented on page 19.

    Response: In subsequent earnings releases, the Company will provide the per-share amounts for each of the reconciling items from Net Income to Adjusted Net Income as well as reconciliation of Adjusted EBITDA per share as presented on page 19.

Set forth below is the reconciliation for the Company’s most recently issued earnings release and it is in the format the Company intends to use in future releases.

	(Unaudited)
	Three Months Ended
	March 31,		December 31,		March 31,
	2023		2022		2022
	Total	Per share - basic	Total	Per share - basic	Total	Per share - basic
Net Income	32,715,779	$0.18	14,492,669	$0.09	7,112,043	$0.07

Share-based compensation	1,943,696	$0.01	2,198,043	$0.01	1,521,910	$0.02
Unrealized loss (gain) on change in fair value of derivatives	(10,133,430)	$(0.06)	5,398,617	$0.03	13,480,640	$0.13
Transaction costs - Stronghold Acquisition	—	$—	993,027	$0.01	—	$—
Tax impact on adjusted items	478,467	$—	(1,281,788)	$(0.01)	164,305	$—

Adjusted Net Income	25,004,512	$0.14	21,800,568	$0.13	22,278,898	$0.22

Weighted-Average Shares Outstanding	177,984,323		162,743,445		100,192,562

Adjusted Net Income per Share	$0.14		$0.13		$0.22

Reconciliation of Free Cash Flow and Cash Flow from Operations, page 19

Comment 13.    Please revise to reconcile Free Cash Flow to Net Cash Provided by Operating Activities as the most directly comparable GAAP measure. In addition, this non-GAAP measure should be renamed as you do not calculate it in the typical manner. Further, revise the conflicting statement on page 18: "There is no commonly accepted definition of Free Cash Flow within the industry." See Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

    Response: The Company will change “Free Cash Flow” to “Adjusted Free Cash Flow.” The Company will provide substantially the following disclosure in releases going forward:

“The Company defines Adjusted Free Cash Flow as Net Cash Provided by Operating Activities less changes in operating asset and liabilities (as reflected on the Statements of Cash Flows); capital expenditures; and bad debt expense; and adding back transaction costs for executed acquisitions and divestitures; current tax expense (benefit); proceeds from divestiture of oil and natural gas properties; and excess tax (expense) benefit related to share-based compensation. For this purpose, the Company’s definition of capital expenditures includes costs incurred related to oil and natural gas properties (such as drilling and infrastructure costs and the lease maintenance costs) and equipment, furniture and fixtures, but excludes acquisition costs of oil and gas properties from third parties that are not included in the Company’s capital expenditures guidance provided to investors. Company management believes that Adjusted Free Cash Flow is an important financial performance measure for use in evaluating the performance and efficiency of its current operating activities after the impact of accrued capital expenditures and net interest expense and without being impacted by items such as changes associated with working capital, which can vary substantially from one period to another.”

Set forth below is the reconciliation for the Company’s most recently issued earnings release and it is in the format the Company intends to use in future releases.

	(Unaudited)
	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net Cash Provided by Operating Activities	43,680,096	63,641,506	24,439,765

Adjustments - Condensed Statements of Cash Flows
Changes in operating assets and liabilities	5,679,398	(16,257,293)	7,909,570
Transaction Costs - Stronghold Acquisition	—	993,027	—
Income tax expense (benefit) - current	57,290	(349,004)	12,813
Capital expenditures	(38,925,497)	(42,618,754)	(19,743,693)
Proceeds from divestiture of oil and natural gas properties	54,558	(1,366)	—
Bad debt expense	(2,894)	(242,247)	—
Excess tax (expense) benefit related to share-based compensation	—	312,268	—

Adjusted Free Cash Flow	10,542,951	5,478,137	12,618,455

Comment 14.    We note you have labeled Cash Flow from Operations as a non-GAAP measure. However, we note that this label is commonly used interchangeably with Cash Flow from Operating Activities. Please tell us why you believe you have appropriately labeled this non-GAAP measure based on the guidance in Question 100.05 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please revise your disclosure to explain why this non-GAAP measure provides useful information to investors per Item 10(e)(1)(i)(C) of Regulation S-K.

    Response: The Company intends to include this reconciliation in its future earnings releases but will label this metric with more clarity to distinguish it from Cash Provided by Operating Activities. The Company believes this non-GAAP measure is useful to investors because it is used often in its industry and allows investors to compare this metric to other companies in its peer group as well as the E&P sector.

    The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
* * *

We hope the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact me at 281-397-3699 with any questions or comments regarding this letter. You may also contact our counsel, Reid A. Godbolt, Esq. by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com.

Very truly yours,

                                RING ENERGY, INC.

                                /s/ Travis T. Thomas
                                Travis T. Thomas
                                Chief Financial Officer

cc:    Reid A. Godbolt, Esq., Jones & Keller, P.C.